Greer Bancshares Incorporated

customers · shareholders · employees · community

POINTS OF FOCUS

2001 Greer Bancshares Incorporated Annual Report

GREER STATE BANK

2001 was a remarkably good year for Greer Bancshares Incorporated and its subsidiary, Greer State Bank (the Bank), despite the economic recession that officially began in March of 2001, and a challenging interest rate environment wherein the Federal Reserve Bank aggressively reduced interest rates by 4.75% over eleven months. In fact, interest rates reached forty-year lows during 2001 as the Fed attempted to avoid a deep and prolonged recession.

Greer Bancshares Incorporated earned net income of $2,126,000 for 2001, compared to $1,753,000 in 2000, an increase of 21%. Earnings per diluted share were $1.39 in 2001 compared to $1.16 in 2000, an increase of 20%. These earnings improvements were achieved by moderate growth in assets, increased fee income, greater efficiency, and expense management. The earnings improvements are even more impressive when one considers the Bank increased its provision for loan losses by $355,000 in 2001, up $155,000 over the $200,000 provision in 2000. At December 31, 2001, the total reserve for loan losses was $1,245,000.

The Bank's balance sheet grew 8.3% in 2001, ending our thirteenth year of business with Total Assets of $180 million. Total loans, however, decreased by 2%, from $115.5 million at the end of 2000 to $113.1 million at yearend 2001. Total deposits increased by $4.2 million or 3.3% in 2001, ending the year at $131.2 million. Total investments increased dramatically in 2001, up $13.5 million or 37.3%, to $49.8 million. The Bank purchased investments primarily to help offset the decrease in loan demand during 2001.

The primary challenges for the Bank in 2001 were achieving growth and increasing earnings in a slow economy and a rapidly falling interest rate environment, just the opposite of the scenario in 2000. As reported in last year's Letter to Shareholders, the Federal Reserve Bank began increasing interest rates in June of 1999 and continued raising them through May 16, 2000 in an effort to slow the strong U. S. economy and to minimize risks of higher inflation. Having accomplished its objectives, in January of 2001 the Fed began cutting interest rates as the economy weakened. The Fed continued to cut interest rates throughout 2001 and aggressively cut rates in the aftermath of the terrorist attacks on September 11, 2001. The recession and the shock of the terrorist attacks created a very challenging environment for the national economy, the equity markets, and bank earnings. To minimize the impact of lower rates on the Bank's net interest income, the

Bank borrowed funds from the Federal Home Loan Bank and discharged higher cost, institutional and investor certificates of deposit as they matured.

In addition to improvements in earnings, the Bank progressed in other key areas during 2001. In February, the Bank introduced its Internet banking service and now has 840 customers enrolled, representing 1,533 accounts. In July, the Bank completed its conversion to a bank holding company structure. In August, the Bank introduced its electronic bill payment service that offers Internet banking customers a cost-effective and efficient means of paying bills electronically. In October, the Bank invested in a major upgrade to its item processing hardware and software that now enables the Bank to offer check imaging services to consumers and businesses. Check imaging will also enhance personal service and research response times for customers. In summary, the year 2001 was both profitable and productive for Greer Bancshares Incorporated.

Unfortunately, our happiness with the Bank's achievements in 2001 was overshadowed by the tragic death of one of the Bank's original organizers and directors, Mr. Robert H. Henderson, who died with his wife, Frances, on September 22, 2001 in an automobile accident. Mr. Henderson was a dedicated director who served the Bank with distinction from the Bank's inception. We extend our sympathy to the Henderson family and express our deep gratitude for his service, counsel, and friendship.

As we look to the future, we believe the Greer community will soon resume its growth in commercial, residential, and industrial activity. Our goals for 2002 are to enhance shareholder value, improve service quality and value to our customers, grow the Bank profitably, and position the Bank for success in the community we proudly call home.

Thank you for the confidence and trust you have placed in us, and we invite your suggestions for how we may serve you and the Greer community better.

Sincerely,

Walter M. Burch
Chairman of the Board

R. Dennis Hennett
President and CEO



Seated left to right:
Anthony Cannon, Paul D. Lister, David M. Rogers, Theron C. Smith, III and Gary M. Griffin

Standing left to right:
Harold K. James, Robert Henderson, R. Dennis Hennett, Walter Burch and C. Don Wall

Walter Burch
The Greer Citizen
Co- Publisher/General Manager

Gary M. Griffin
Mutual Home Stores
Vice President

R. Dennis Hennett
Greer State Bank
President/Chief Executive Officer

Paul D. Lister
Paul D. Lister, CPA, LLC

Harold K. James
James Agency, Inc.
Real Estate and Insurance
Vice President/Broker In Charge

Anthony Cannon
Greer Commission of Public Works
Energy Manager

Robert Henderson
Henderson Management Service
Owner

Theron C. Smith, III
Eye Associates of Carolina, P.A.
President

David M. Rogers
Joshua's Way, Inc.
President

C. Don Wall
Professional Pharmacy of Greer, Inc.
President

In Memoriam

On September 22, 2001, Director Robert H. Henderson, Sr. and his wife Frances died in an automobile accident while returning home from a social function in Tryon, North Carolina. Mr. Henderson was one of the bank's original organizers and directors, serving continuously from the founding of the bank and contributing greatly to its growth and success. In all of his business, civic, and religious activities, Mr. Henderson exhibited the highest standards of ethics and sincere dedication to the betterment of his fellowman.

The deaths of Bob and Frances are a source of great sorrow to their children and family, and we extend our heartfelt sympathy to them in their grievous loss. Greer State Bank cherishes and honors the memory of Bob and Frances Henderson and their service to our Bank and community.

BANK OFFICERS

R. Dennis Hennett
President and Chief Executive Officer

E. Pierce Williams, Jr.
Executive Vice President/
Credit Administration & Commercial Lending

Sandra I. Burdette
Senior Vice President & Chief Operations Officer

William S. Harrill, Jr.
Senior Vice President/Mortgage Lending

J. William Hughes
Senior Vice President/Consumer Lending

J. Richard Medlock, Jr.
Senior Vice President & Chief Financial Officer

Sandra K. Boozer
Vice President/Manager, Information Systems

Joe Copeland
Vice President/Commercial Lending &
Business Development

Kathryn L. King
Vice President/Branch Manager
Poinsett Street Office

Denise W. Plumblee
Vice President/Marketing Officer

Thomas L. Williams
Vice President/Branch Manager
North Main Office

Judy A. Edwards
Assistant Vice President/Manager
Loan Administration

Robert M. Lee
Assistant Vice President
EDP and Operations Officer

Sandra D. Mason
Assistant Vice President
Operations Officer

Chris M. Talley
Assistant Vice President
Finance and Accounting, Security Officer

Dennis Trout
Banking Officer
Branch Manager of Pleasant Grove Office

Sue H. Gaines
Mortgage Lending Officer

Ann S. Miller
Operations Officer
Manager, EDP and Item Processing

BANK STAFF

Angela Arledge
Jolynne G. Beck
Marsha K. Bennett
Christy H. Blackwell
Miranda F. Breazeale
Tammy S. Budove
Becky E. Burrell
Angie W. Coleman
Debra P. Day
Rachel Dillard
Sharon H. Durrah
Ashley Ensley
Melanie Forrester
Tracy B. Forrester
Cindy L. Fowler
Janice R. Fowler
Terri N. Grady
Lynda M. Green
Leigh Gregory
Sherri Groce
Louise S. Gullette
Doris Hendricks
Joy T. Jordan
Josie Lamphere
Brandi R. Lowe
Cindy K. Morrell
Marion J. Muhlenbeck
Joy Myers
Brandi Page
Cindi Patterson
Ann B. Rainey
Annette Reynolds
Melanie Robbins
Patsy L. Robinson
Tonda B. Rogers
Denise S. Ross
Elizabeth C. Sayce
Mindi C. Smith
Vickie B. Staggs
Kristi G. Twiddy
Rebecca Underwood
Patricia M. Voss
Belinda S. Waters
Marie J. Wilson

Greer Financial Services Corporation

Roger Sims
President and Investments Representative

Melissa S. Williams
Administrative Assistant

Donna Harvey
Clerical Assistant

Greer Bancshares Incorporated

R. Dennis Hennett
President and Chief Executive Officer

J. Richard Medlock, Jr.
Secretary/Treasurer

(below left) Greer State Bank President, Dennis Hennett, presents the Policeman of the Year Award to Captain Gary Smith of the Greer Police Department. The Bank shows its support for our law enforcement by sponsoring the annual banquet each year.

(below right) Roger Sims, president of Greer Financial Services Corporation, and Pierce Williams, Senior Commercial Lender, stand in front of the recently completed home of Greer Christian Learning Center. Both gentlemen serve on the board of the Greer Christian Learning Center, a non-denominational/non-profit corporation which administers "Release Time" programs at Greer Middle School.



Why did we decide to focus on community, customers, shareholders and employees for this year's annual report? The answer to us came easily. The events that shocked the world in 2001 also deeply affected all of us within the Greer community. It seemed that the thing that was most important to us quickly surfaced: people. People make our families, neighbors, community, customers, shareholders and employees. Our focus on people has never changed, but the events of 2001 prompted us to reflect on the bank's core values, which center on people.

We turned to the values that helped charter our Bank and are instilled in each customer transaction today. These values stem from our responsibility to serve the needs of our community seriously.

Our customers are the lifeblood of the Bank and the very reason we go to work each day. We care about our customers and the wonderful friends, neighbors and community forces they represent. One of our goals is to be our customer's single financial resource for handling their money, assisting their families with loans, building their dreams with mortgages, and nurturing their businesses with small business loans. We get to know our customers well, too. Many of them are friends, community leaders, volunteers and business owners. They work hard everyday to give their families and community a better life. They depend on us at the Bank to be there when they need us. And we always are. We always maintain a sharp focus on the level and value of service we provide to each individual customer.



COMMUNITY BANK REQUIRES THAT WE STRIVE TO DO WHAT IS IN THE BEST INTEREST OF OUR COMMUNITY.

Tommy Williams, branch manager of our North Main Street office, serves on the board of directors for Daily Bread Ministries. This ministry, also known as the Soup Kitchen, serves 75-100 meals a day. Merle State, fellow board member, reviews plans for their new facility with Tommy.



(Below) Christy Blackwell is one of several Greer State Bank employees who tutor children in our local elementary schools.



THE VALUES THAT HELPED US GROW THROUGH 2001 ARE THE SAME VALUES THAT WERE WITH



Greer State Bank encourages employees to support local relief organizations with their time and talents. Marsha Bennett serves on the board of Greer Community Ministries, a non-profit organization that supplies food and clothing to the less fortunate of our community.

(Below) The Greer Fire Department Explorers is a program for young people, ages 14-20, who are interested in a future career in emergency services, especially fighting fires. Greer State Bank provides funds to this program to purchase the necessary safety equipment.

(Below Right) Larry James, through the Visions of Excellence organization, has provided teachers and students in the Greer area with tools that make learning fun. The World War II display at Skyland Elementary School is just one of the many history kits that Greer State Bank has helped to fund through the Visions of Excellence program.





The Greer community is an energetic, traditional community filled with values that stem from many generations. And the community expects the Bank to reflect those values. At Greer State Bank, we do. Our employees are honest and ethical members of the community who want to serve our customers. As the world of technology changes the ways in which we conduct business transactions, the manner in which we conduct business continues to remain unchanged.

What about these great individuals who are our employees and Bank directors! Many of our Bank employees have been with us a long time, including several who were with us on January 3, 1989, when we opened our doors for business. Our Bank employees care about providing our customers with personalized service and financial products that help them realize their needs and dreams.

THE CHARTER IN 1988.

Finally, to our shareholders, we present our values of integrity, dependability and leadership. We have positioned the Bank to sustain and nurture a strong and satisfied customer base. And our growth plans echo the challenge for all businesses today to provide the highest quality product and service at the lowest possible cost to customers while rewarding shareholders with satisfactory returns on investment.

It came easily to us as to why we wanted to focus on people in the year 2001. The values that helped us grow through 2001 are the same values that were with the charter in 1988: serving the needs of our customers, our community, our employees and our shareholders. While the world may have changed to a different way of thinking through catastrophic events in 2001, we want you to know that we will always maintain our core focus: people.

To the Board of Directors
Greer Bancshares Incorporated and Subsidiary
Greer, South Carolina

We have audited the accompanying consolidated balance sheets of Greer Bancshares Incorporated and Subsidiary (the "Company") as of December 31, 2001 and 2000, and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Greer Bancshares Incorporated and Subsidiary as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with U.S. generally accepted accounting principles.

Crisp Hughes Evans LLP

Asheville, North Carolina
January 31, 2002

Management's Discussion and Analysis is provided to assist in understanding and evaluating the Company's results of operations and financial condition. The following discussion should be read in conjunction with the financial statements and related notes included in the shareholder mailing.

GREER STATE BANK Greer State Bank (the Bank) converted to a bank holding company structure in July of 2001 and is now a wholly owned subsidiary of Greer Bancshares Incorporated (the Company). The Bank remains a South Carolina chartered, FDIC insured, community bank, operating from three offices in Greer, South Carolina: its main office at 1111 West Poinsett Street, a branch office at 601 North Main Street, and a branch office at 871 South Buncombe Road. The Bank opened for business on January 3, 1989.

An important characteristic of the Bank is its emphasis on operating as a community bank, serving a limited geographic area in the center of two growth markets, Greenville and Spartanburg Counties, and adjacent to the I-85 business corridor.

The Bank's primary mission is to maintain a sound and profitable community bank, maximize shareholders' value, provide exemplary customer service, and function within the Greer community as an outstanding corporate citizen and responsible employer.

2001 OPERATING RESULTS The Bank experienced moderate growth in Total Assets in 2001, growing from $166.2 million at December 31, 2000, to $180.0 million at December 31, 2001, an increase of 8.4%. Total Deposits grew by 3.3%, from $127.0 million to $131.2 million, and Total Loans, net of unearned income and allowance for loan losses, declined 2.1% from $115.5 million to $113.1 million. The Company's Total Stockholders' Equity increased substantially from $13.5 million to $15.9 million, up 17.8%. Net income for the Company in 2001 was $2.13 million or $1.39 per diluted share, compared to $1.75 million or $1.16 per diluted share for 2000, and $1.62 million or $1.11 per diluted share for 1999. Net income for 2001 represents a 21.3% increase over 2000 earnings, a return on average assets of 1.22%, and a return on average shareholder equity of 14.83%, compared to 1.10% and 14.06% respectively for 2000, and 1.17% and 14.59% in 1999. Greer Bancshares Incorporated paid a 5% stock dividend in July of 2001.

The improvement in earnings in 2001 was achieved primarily through the Bank's reduced funding costs, increased fee income, and improved operating efficiencies. The higher earnings in 2001 were achieved despite an economic recession which began in March, extraordinary interest rate reductions by the Federal Reserve Bank, and the economic shocks of the terrorist attacks on September 11, 2001. The Fed reduced interest rates eleven times during 2001, totaling 475 basis points or 4.75%, in an effort to revive the economy. Each interest rate reduction had an immediate, negative earnings impact on the Bank's loans that reprice with changes in the prime rate.

The Bank experienced another good year with its loan portfolio in terms of delinquencies, non-performing loans, and chargeoffs. At December 31, 2001, seventy-three loans were delinquent more than 30 days, representing 2.4% of the total number of loans and 2.8% of total dollars outstanding. Ten loans were on non-accrual status, totaling $346,012 and representing three-tenths of one percent of the total loan portfolio. Some of these numbers, however, are higher than in 2000, reflecting the impact of the slowing economy on some of our borrowing customers. Chargeoffs for the year totaled $80,868, and the Bank recovered $22,130 on loans previously charged off, still a remarkable record by any lender's standards.

The accounting for Stockholders' Equity on the Bank's balance sheet is impacted by FASB (Financial Accounting Standards Board) 115 which has been in effect since January 1, 1994, when all banks were required to apply "market value accounting" to their investment portfolios. FASB 115 requires banks to classify securities into one of three accounts, and classification is done by individual security. The classifications are "Available for Sale", "Held to Maturity", and "Trading". Each classification has different accounting treatment that can affect both income and capital.

Securities that are classified "Held to Maturity" are those the Bank has a positive intent and ability to hold until the security matures. Investments in this classification are reported on the balance sheet at "amortized cost", and there is no entry to income or equity accounts resulting from changes in market values of these securities. In other words, "unrealized gains and losses" are not reflected through the income statement or equity account. Greer State Bank has none of its investment securities classified as "Held to Maturity".

Securities that are classified "Trading" are those purchased purely for the purpose of taking short-term gains, and "unrealized gains and losses" are reflected through earnings. Greer State Bank does not engage in trading activities, and no securities are classified "Trading" by the Bank.

Securities classified "Available for Sale" are those that the Bank does not classify in the two previous categories. "Unrealized gains and losses" are applied to the Bank's equity account until those gains or losses are actually taken or the investment matures without a gain or loss. Greer State Bank has classified all of its securities as "Available for Sale" to afford the bank flexibility in terms of managing the portfolio.

The Bank has elected to classify all of its securities as "Available for Sale", and is reporting in its equity account at December 31, 2001, (on a tax-equivalent basis) $35,266 in "net unrealized gains" compared to "net unrealized losses " on the investment portfolio of $144,625 at December 31, 2000. These unrealized gains are reported in the Stockholders' Equity portion of the balance sheet as "Accumulated other comprehensive income" and are not actual gains. They would be actual gains only if the bank had elected to sell all its investment securities which were classified "Available for Sale" on December 31, 2001 at the market values on that date.

As reported earlier, the Bank's loan portfolio decreased by $2.4 million or 2.1% during 2001. As a result, the Bank's loans to deposits ratio decreased to 86% at December 31, 2001, compared with 91% at December 31, 2000. Interest income on loans, including fees, was $10.1 million in 2001, compared to $9.6 million in 2000 and $7.6 million in 1999.

Due to the extraordinary decreases in interest rates during the year, interest income on investment securities was $2.3 million in 2001, compared to $2.6 million in 2000 and $2.3 million in 1999. Net gains on sales of investment securities were $17,874 in 2001, compared to $26,527 in 2000 and $148,008 in 1999. Total income (interest income plus gains or minus losses on sales of securities) from the investment portfolio was $2.3 million in 2001, compared to $2.6 million in 2000 and $2.5 million in 1999.

LIQUIDITY Liquidity is a measure of a bank's ability to provide funds to meet the needs of depositors and borrowers, and Greer State Bank's primary goal is to meet these needs at all times. In addition to these basic cash needs, the Bank must meet liquidity requirements created by daily operations and regulatory requirements. Liquidity requirements of the Bank are met primarily through two categories of funding, core deposits and purchased liabilities. Core deposits include checking and savings accounts, as well as retail certificates of deposit less than $100,000. These are considered to be a relatively stable component of the Bank's mix of liabilities since they are generally the result of stable consumer and commercial banking relationships. At December 31, 2001, core deposits totaled $108.7 million or 83% of the Bank's total deposits, compared to $99.2 million or 78% of the Bank's total deposits at yearend 2000.

The other principal method of funding available to the Bank is through purchased liabilities. These funding instruments include large denomination certificates of deposit, purchased federal funds, lines of credit from the Federal Home Loan Bank and correspondent banks, and repurchase agreements. It is management's philosophy and practice to center growth of the Bank on core deposits rather than on purchased liabilities. However, at certain times in 2001, the Bank found it prudent to use advances from the Federal Home Loan Bank of Atlanta for funding certain loans with maturities longer than one year. Federal Home Loan Bank Borrowings increased to $31.6 million at December 31, 2001, compared to $23.3 million at December 31, 2000.

INTEREST RATE SENSITIVITY Prior to deregulation of the financial industry in March of 1980, the principal risk management activities of banks were credit and investment risk. Because the cost of funds was regulated by Regulation Q, banks principally had to manage the quality of their earning assets (loans and investments) and assure that sufficient income was allocated to their provision for loan losses.

Since 1980, however, the banking industry's deposit mix has shifted from primarily checking and savings instruments with interest rates fixed by Regulation Q to rate-sensitive instruments with rates which fluctuate with market conditions, sometimes rapidly and significantly. The restructuring of the banking industry's deposit base, coupled with increases in short term certificates of deposit, has dramatically increased the opportunities for deposit repricing and also significantly increased the interest rate risk relative to a bank's earning assets. Such repricing opportunities, driven by financial markets and interest rate fluctuations, have increased the importance of monitoring and managing the interest rate risk inherent in the composition of the Bank's balance sheet and mix of assets and liabilities.

Greer State Bank's general policy regarding interest margin management, or the difference between interest income earned on assets and interest expense paid on deposit liabilities, has been to optimize net interest income while maintaining a relatively stable deposit base. At December 31, 2001, the Bank's deposit base totaled $131.2 million and was composed of 35.6% in transaction accounts, 20.8% in savings accounts (including money market savings), and 43.6% in certificates of deposits ($22.6 million of which was in CDs equal to or greater than $100,000, accounting for 17.2% of total deposits). The majority of the Bank's large CDs are with relationship customers, and there are no brokered CDs. While the percentage of deposits comprised of CDs equal to or greater than $100,000 at yearend 2001 is higher than the Bank prefers, the Bank was successful in reducing "jumbo CDs" by 19.2% in 2001 and will continue efforts to reduce this ratio further in 2002.

Greer State Bank was successful in 2001 in increasing its core deposits. The Bank will continue aggressive marketing efforts to attract lower cost core funding in 2002 to achieve a more risk averse mix of funding sources. Most of the Bank's certificates of deposit are concentrated in the six to twelve months time frame since it is difficult to induce retail customers to purchase CDs with terms greater than twelve months without a significant interest premium. Conversely, many of the Bank's loans are for terms longer than one year, thus creating a negative difference, or gap, between the maturities of loans and deposits. Recognizing this risk to earnings posed by this gap, the Bank was successful in increasing its percentage of rate sensitive loans during 2001. The Bank's current "negative gap" position represents only a moderate amount of interest rate risk to the Bank's earnings in either rising or falling interest rate environments.

LOAN PORTFOLIO Greer State Bank makes both consumer and commercial purpose loans within its market area. The Bank defines its primary market area to be the greater Greer community, which is located in both Greenville and Spartanburg Counties.

The Bank strives for a balanced mix of consumer lending, commercial lending to small and medium-sized businesses, and mortgage lending, both consumer and commercial. At December 31, 2001, real estate loans, both commercial and consumer purpose, comprised 69% of the total loan portfolio; commercial purpose loans, excluding real estate loans, comprised 19%, and consumer purpose loans, excluding real estate, comprised the remaining 12%.

The Bank is responsive to the housing needs of low to moderate income individuals and families in the Greer community. It makes construction loans to build homes in the $70,000 to $99,000 price range and provides permanent financing, through both Bank and correspondent programs, to qualified purchasers of these and other low to moderate cost homes. This mix of loans has provided the Bank a portfolio of acceptable risk and reasonable yield.

The Bank strives to diversify its loan portfolio and limit loan concentrations to any borrower or industry. Management has placed emphasis on the collateralization of loans with value-retaining assets, and 93% of the Bank's loan portfolio is secured. As noted earlier, sixty-nine percent of the total loan portfolio is secured by real estate.

Loan Portfolio Composition at 12/31/01

	2001	2000
Real Estate	$ 78,731,792	$ 84,147,624
Commercial and Industrial (Non-Real Estate)	22,186,698	20,205,012
Installment Loans to Consumers	9,902,996	10,204,525
All Other	3,541,989	1,908,704
Total Gross Loans	$ 114,363,475	$ 116,465,865

PROVISION FOR LOAN LOSSES Providing for the possibility of loan losses is, in reality, management's estimation and quantification of potential loan losses. Management's determination of the allowance for loan losses, however, is based on a board-approved, loan-loss modeling system which includes the prior loss experience of the Bank, the internal review and evaluation of the Bank's loan portfolio for the purposes of identifying potential problem loans, external review and evaluation by the Bank's auditors and federal and state banking examiners, management's consideration of current economic conditions, and other relevant risk factors in evaluating the adequacy of the allowance for loan losses. The adequacy of the loan loss reserve is evaluated quarterly by the Board of Directors and adjusted as necessary. For 2001, Greer State Bank provided $355,000 in loan loss reserves, charged off $80,868, and recovered $22,130, for net loan losses of $58,738. Total charge-offs, net of recoveries, for the bank's thirteen-year history are $334,543, an average of $25,734 per year. By any measure, this is truly an extraordinary record and is indicative of the Bank's strong credit culture, experienced lending staff, and the Loan Committee's oversight.

While the Bank has been very fortunate in loan losses during its thirteen-year history, it should be noted that general economic conditions greatly affect loan losses. No assurances can be made that future loan losses may not be significant in relation to the amount provided during a particular period. Future evaluations of the loan portfolio, based on conditions then prevailing, may require additions to the allowance, thus necessitating charges to income. Management, however, considers the present allowance for loan losses adequate based on internal and external analyses of the loan portfolio.

NONPERFORMING ASSETS Non-performing Assets are foreclosed properties, nonaccrual loans, restructured loans and loans 90 days or more past due. A loan is placed on nonaccrual status and accrual of interest income suspended when, in management's judgment, the collection of principal or interest is considered to be in doubt. Any interest income accrued during the current year but not received at the time the loan is placed on nonaccrual status is reversed in the current year to the extent collection is considered doubtful. Any interest receivable that had been accrued in a prior year and is subsequently determined to have doubtful collectibility is charged to the allowance for loan losses. Payment of interest on loans that are classified as non-accrual is recognized as received. For this purpose, past due loans are those that have principal and/or interest that is past due 90 days or more. In some cases, where borrowers are experiencing financial difficulties, loans may be restructured to provide terms more favorable to the borrower than the original contractual terms.

At December 31, 2001, the Bank had ten loans on non-accrual status, totaling $344,640 and representing three-tenths of one percent of the total loan portfolio. At yearend, the Bank had one repossessed vehicle, one foreclosed property, and no loan that had been restructured. The Bank anticipates only nominal losses on the above non-performing accounts and will continue to work with delinquent customers who show a desire and ability to repay their debts. Bank management will monitor delinquent accounts closely and make persistent efforts at collection.

INVESTMENT SECURITIES Management of the Bank's investment portfolio has been active but moderate in terms of risk. The investment portfolio is regarded by management as a source of liquidity and interest income as opposed to a trading account used to enhance income through the speculative buying and selling of investments. At December 31, 2001, the Bank's investment portfolio had $35,266 (on a tax equivalent basis) in net unrealized gains on marketable securities and investments available for sale, reflecting the impact of the 475 basis point (4.75%) decrease in short-term interest rates in 2001 by the Federal Reserve Bank.

RETURN ON ASSETS AND EQUITY The following table shows the return on average assets (net income divided by average total assets) and return on average equity (net income divided by average daily equity) for the years ended December 31, 2001, 2000, and 1999:

	2001	2000	1999
Return on average assets	1.22%	1.10%	1.17%
Return on average equity	14.83%	14.06%	14.59%

STOCK INFORMATION AND DIVIDENDS The common stock of Greer Bancshares Incorporated (which replaced Greer State Bank common stock on a one-for-one basis in July, 2001) has been traded in the local over-the-counter market since January 4, 1989, and is quoted in two local papers, The Greenville News and The Spartanburg Herald, in the Area OTC listings section. The following table sets forth the high and low "bid" prices per share of the common stock for each quarterly period during 2001, as reported by the Area Over the Counter Market.

2001 Quarter	High	Low
First	$27.00	$27.00
Second	$27.00	$27.00
Third	$28.25	$27.00
Fourth	$28.25	$27.00

The Bank paid 5% stock dividends annually from 1992 through 1998, its fourth through tenth years of operations, and paid a cash dividend of 12.5 cents per share in June of 1997, 17.5 cents per share in June of 1998, and 30 cents per share in June 1999. A 2-for-1 stock split was issued effective as of June 1, 1999. Cash dividends, as well as the prices listed above, have been adjusted to reflect the stock split. In June of 2000, the Bank paid a 3% stock dividend and a 35 cents per share cash dividend. In July of 2001, Greer Bancshares Incorporated paid a 5% stock dividend.

The payment of dividends in the future is subject to earnings, capital requirements, financial condition, and such other factors as the Board of Directors of Greer Bancshares Incorporated, and the Commissioner of Banking for South Carolina and the FDIC may deem relevant.

		December 31, 2001		December 31, 2000
Assets				
Cash and Due from Banks	$	7,420,621	$	4,772,911
Federal Funds Sold		150,000		130,000
Investment Securities		49,754,568		36,241,796
Net Loans		113,115,214		115,513,563
Premises and Equipment, net		4,617,936		4,447,216
Real Estate Held for Sale		685,698		632,974
Accrued Interest Receivable		1,089,859		1,142,136
Other Assets		3,217,882		3,316,785
Total Assets	$	180,051,778	$	166,197,381
Liabilities and Stockholders' Equity				
Deposits:				
Non-interest bearing	$	16,856,854	$	15,064,938
Interest bearing		114,314,373		111,948,687
		131,171,227		127,013,625
Notes Payable to Federal Home Loan Bank		31,614,607		23,290,463
Federal Funds Purchased		-		900,000
Other Liabilities		1,340,358		1,453,295
Total Liabilities		164,126,192		152,657,383
Commitments--Note 9				
Stockholders' equity:				
Common stock--par value $5 per share, 10,000,000 shares authorized; 1,557,528 and 1,478,081 shares issued and outstanding at December 31, 2001 and 2000, respectively		7,787,640		7,390,405
Additional paid in capital		5,344,572		3,659,815
Retained earnings		2,758,108		2,634,403
Accumulated other comprehensive income		35,266		(144,625)
Total stockholders' equity		15,925,586		13,539,998
Total liabilities and stockholders' equity	$	180,051,778	$	166,197,381

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME
Greer Bancshares Incorporated and Subsidiary

	For the Years Ended		
	December 31, 2001	December 31, 2000	December 31,1999
Interest Income:			
Loans, including Fees	$ 10,057,870	$ 9,639,812	$ 7,619,373
Investment Securities:			
Taxable	1,729,392	1,999,513	1,673,968
Tax-exempt	600,263	559,025	633,377
Federal Funds Sold	87,534	4,639	29,604
Other	22,517	16,241	16,366
Total Interest Income	12,497,576	12,219,230	9,972,688
Interest Expense:			
Interest on Deposit Accounts	4,414,622	4,945,374	3,714,588
Interest on Other Borrowings	1,634,472	1,505,666	922,703
Total Interest Expense	6,049,094	6,451,040	4,637,291
Net Interest Income	6,448,482	5,768,190	5,335,397
Provision for Loan Losses:	355,000	200,000	120,000
Net Interest Income after Provision for Loan Losses	6,093,482	5,568,190	5,215,397
Non-Interest Income:			
Service Charges on Deposit Accounts	305,596	179,330	141,300
Other Service Charges	606,519	412,471	236,970
Gain on Sale of Investment Securities	17,874	26,527	148,008
Gain on Sale of Real Estate Held for Sale	7,735	-	29,173
Loss on Sale of Premises and Equipment	-	-	(9,331)
Other Operating Income	766,186	566,130	441,919
Total Non-Interest Income	1,703,910	1,184,458	988,039
Non-Interest Expenses:			
Salaries and Employee Benefits	$ 2,560,920	$ 2,324,105	$ 2,188,990
Occupancy and Equipment	759,383	693,746	652,266
Postage and Supplies	221,379	199,310	190,737
FDIC Insurance	23,735	23,712	11,685
Other Operating Expenses	1,264,764	1,080,357	994,429
Total Non-Interest Expenses	4,830,181	4,321,230	4,038,107
Income Before Income Taxes	2,967,211	2,431,418	2,165,329
Provision for Income Taxes	841,350	678,615	543,006
Net Income	$ 2,125,861	$ 1,752,803	$ 1,622,323
Earnings Per Share:			
Basic	$ 1.41	$ 1.18	$ 1.12
Diluted	$ 1.39	$ 1.16	$ 1.11

The accompanying notes are an integral part of these consolidated financial statements.

For the Years Ended December 31, 2001, 2000 and 1999	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income	Total Stockholders' Equity
Balance at December 31, 1998	704,439	$ 3,522,195	$ 6,092,859	$ 1,302,155	$ 309,304	$11,226,513
Net Income	-	-	-	1,622,323	-	1,622,323
Other Comprehensive Income, Net of Tax:						
Unrealized Holding Losses on Investment Securities	-	-	-	-	(936,341)	(936,341)
Less Reclassification Adjustments for Gains Included in Net Income	-	-	-	-	(94,720)	(94,720)
Comprehensive Income						591,262
Two for One Stock Split	709,417	3,547,085	(3,547,085)	-	-	-
Stock Exercised Pursuant to Stock Option Plan	9,255	46,275	63,149	-	-	109,424
Cash Dividend ($.60 per Share)	-	-	-	(425,650)	-	(425,650)
Balance at December 31, 1999	1,423,111	7,115,555	2,608,923	2,498,828	(721,757)	11,501,549
Net Income	-	-	-	1,752,803	-	1,752,803
Other Comprehensive Income, Net of Tax:						
Unrealized Holding Losses on Investment Securities	-	-	-	-	593,427	593,427
Less Reclassification Adjustments for Gains Included in Net Income	-	-	-	-	(16,295)	(16,295)
Comprehensive Income						2,329,935
Three Percent Stock Dividend	42,596	212,980	894,516	(1,107,496)	-	-
Cash in Lieu of Fractional Shares on Stock Dividend	-	-	-	(8,821)	-	(8,821)
Stock Exercised Pursuant to Stock Option Plan	12,374	61,870	127,376	-	-	189,246
Tax Benefit of Stock Options Exercised	-	-	29,000	-	-	29,000
Cash Dividend ($.35 per Share)	-	-	-	(500,911)	-	(500,911)
Balance at December 31, 2000	1,478,081	7,390,405	3,659,815	2,634,403	(144,625)	13,539,998
Net Income	-	-	-	2,125,861	-	2,125,861
Other Comprehensive Income, Net of Tax:						
Unrealized Holding Losses on Investment Securities	-	-	-	-	190,884	190,884
Less Reclassification Adjustments for Gains Included in Net Income	-	-	-	-	(10,993)	(10,993)
Comprehensive Income						2,305,752
Five Percent Stock Dividend	73,824	369,120	1,624,127	(1,993,247)	-	-
Cash in Lieu of Fractional Shares on Stock Dividend	-	-	-	(8,909)	-	(8,909)
Stock Exercised Pursuant to Stock Option Plan	5,623	28,115	60,630	-	-	88,745
Balance at December 31, 2001	1,557,528	$ 7,787,640	$5,344,572	$ 2,758,108	$ 35,266	$15,925,586

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
Greer Bancshares Incorporated and Subsidiary

	For the Years Ended		
	December 31, 2001	December 31, 2000	December 31, 1999
Operating Activities:			
Net Income	$ 2,125,861	$ 1,752,803	$ 1,622,323
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:			
Depreciation	459,405	378,224	369,021
Gain on Sale of Investment Securities	(17,874)	(26,527)	(148,008)
Gain on Sale of Real Estate Held for Sale	(7,735)	-	(29,173)
Gain on Surrender of Life Insurance Policy	(81,780)	-	-
Loss on Sale of Premises and Equipment	-	-	9,331
Provision for Loan Losses	355,000	200,000	120,000
Deferred Income Tax Benefit	(120,700)	(68,000)	(49,689)
Net Change in:			
Accrued Interest Receivable	52,277	(80,158)	(181,134)
Other Assets	(137,953)	(161,273)	(63,256)
Other Liabilities	(112,937)	533,484	192,775
Net Cash Provided by Operating Activities	2,513,564	2,528,553	1,842,190
Investing Activities:			
Proceeds from Sales of Investment Securities	1,005,000	10,659,445	8,645,545
Proceeds from the Maturity of Investment Securities	8,810,697	2,412,834	6,258,133
Purchase of Investment Securities	(23,018,088)	(4,840,772)	(22,078,734)
Purchase of Bank-Owned Life Insurance	-	(1,415,000)	-
Proceeds from Sale of Premises and Equipment	-	-	225
Proceeds from Sale of Real Estate Held for Sale	300,369	-	101,504
Proceeds from Life Insurance Policy Surrender	326,720	-	-
Net Increase in Federal Funds Sold	(20,000)	(130,000)	-
Net (Increase) Decrease in Loans	1,697,991	(19,639,230)	(19,892,163)
Purchase of Premises and Equipment	(630,125)	(549,125)	(167,915)
Net Cash Used for Investing Activities	(11,527,436)	(13,501,848)	(27,133,405)
Financing Activities:			
Net Increase in Deposits	$ 4,157,602	$ 13,097,998	$ 16,066,507
Repayment of Notes Payable to Federal Home Loan Bank	(10,675,856)	(10,510,647)	(5,536,112)
Proceeds from Notes Payable to Federal Home Loan Bank	19,000,000	8,000,000	16,450,000
Proceeds from Federal Funds Purchased	-	900,000	-
Repayment of Federal Funds Purchased	(900,000)	-	(1,450,000)
Proceeds from Exercise of Stock Options	88,745	189,246	109,424
Cash in Lieu of Fractional Shares on Stock Dividend	(8,909)	(8,821)	-
Cash Dividends Paid	-	(500,911)	(425,650)
Net Cash Provided by Financing Activities	11,661,582	11,166,865	25,214,169

	For the Years Ended		
	December 31, 2001	December 31, 2000	December 31, 1999
Net Increase (Decrease) in Cash and Due from Banks	2,647,710	193,570	(77,046)
Cash and Due from Banks at Beginning of Year	4,772,911	4,579,341	4,656,387
Cash and Due from Banks at End of Year	$ 7,420,621	$ 4,772,911	$ 4,579,341
Supplemental Disclosures of Cash Flow Information:			
Cash Paid During the Year for:			
Interest	$ 6,278,452	$ 6,035,758	$ 4,496,938
Income Taxes	$ 947,151	$ 718,006	$ 617,203
Non-Cash Investing and Financing Activities:			
Real Estate Acquired in Satisfaction of Mortgage Loans	$ 345,358	$ -	$ 187,331
Loan to Facilitate Sale of Real Estate	$ -	$ -	$ 115,000

The accompanying notes are an integral part of these consolidated financial statements.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Reorganization In July 2001, we formed Greer Bancshares Incorporated as the bank holding company for Greer State Bank (the "Bank"). All of the outstanding common shares of the Bank were exchanged for common stock of the new holding company at that time. The accompanying financial statements include the accounts of the holding company and its wholly owned subsidiary (herein referred to as "the Company").

Nature of Operations The only current activity of the holding company is to hold its investment in the Bank. We operate the Bank under a state bank charter and provide full banking services to our clients. We are subject to regulation by the Federal Deposit Insurance Corporation and the South Carolina Board of Financial Institutions.

The Bank has Greer Financial Services Corporation as a wholly owned subsidiary to provide financial management services and non-deposit product sales.

Principles of Consolidation The consolidated financial statements include the accounts of the Company and its subsidiaries and, in consolidation, all significant intercompany items are eliminated.

Estimates The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents For the purpose of presentation in the statements of cash flows, cash and cash equivalents are defined as those amounts included in the balance sheet caption "Cash and due from banks."

Investment Securities We account for investment securities in accordance with Statement of Financial Accounting Standards (SFAS) No. 115, *Accounting for Certain Investments in Debt and Equity Securities.* This standard requires us to classify debt securities upon purchase as available for sale, held to maturity, or trading. We have no held to maturity or trading securities. Securities classified as available for sale are carried at market value. Unrealized holding gains or losses are reported as a component of stockholders' equity ("accumulated other comprehensive income") net of deferred income taxes.

Realized gains or losses on dispositions are calculated on the difference between net proceeds and adjusted carrying amount of the security, using the specific identification method.

Concentrations of Credit Risk We make loans to individuals and small businesses located primarily in upstate South Carolina for various personal and commercial purposes. We have a diversified loan portfolio and the borrowers' ability to repay their loans is not dependent upon any specific economic sector.

Loans and Interest Income We grant mortgage, commercial and consumer loans to customers. A substantial portion of the loan portfolio is represented by loans throughout the Greater Greer area of the upstate of South Carolina. The ability of our debtors to honor their contracts is dependent upon the general economic conditions in this area.

Loans are reported at their outstanding unpaid principal balances adjusted for the allowance for loan losses and any unearned discounts. Interest income is accrued and taken into income based upon the interest method.

The accrual of interest on loans is discontinued when, in our judgement, the interest will not be collectible in the normal course of business. All interest accrued but not collected for loans that are placed on non-accrual or charged off is reversed against interest income. The interest on these loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Allowance for Loan Losses The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to earnings. Loan losses are charged against the allowance when we believe the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is evaluated on a regular basis by our management and is based upon our periodic review of the collectibility of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral, and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

A loan is considered impaired when, based on current information and events, it is probable that we will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by us in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Impairment is measured on a loan by loan basis for commercial and construction loans by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price, or the fair value of the collateral if the loan is collateral dependent.

Large groups of smaller balance homogeneous loans are collectively evaluated for impairment. Accordingly, we do not separately identify individual consumer and residential loans for impairment disclosures.

Premises and Equipment Premises and equipment are stated at cost, net of accumulated depreciation. Depreciation is charged using straight-line and accelerated methods over the useful lives of the assets. Additions to premises and equipment and major replacements or improvements are capitalized at cost. Maintenance, repairs and minor replacements are expensed when incurred. Gains and losses on routine dispositions are reflected in current operations.

Real Estate Held for Sale Our real estate held for sale is stated at the lower of cost or net realizable value. Market values of real estate held for sale are reviewed regularly and allowances for losses are established when the carrying value exceeds the estimated net realizable value. Gains and losses on the sale of real estate held for sale are recorded at the time of sale.

Income Taxes We follow the practice of filing a consolidated federal return and separate state returns. Income taxes are allocated to each company based on the separate returns filed.

Certain items of income and expense for financial reporting are recognized differently for income tax purposes (principally the provision for loan losses and depreciation). Provisions for deferred taxes are made in recognition of such temporary differences as required under SFAS No. 109, *Accounting for Income Taxes.* Current income taxes are recorded based on amounts due with the current income tax returns.

Earnings Per Share of Common Stock SFAS No. 128, *Earnings Per Share*, requires that we present basic and diluted earnings per share of common stock. The assumed conversion of stock options creates the difference between basic and diluted net income per share. Income per share is calculated by dividing net income by the weighted average number of common shares outstanding for each period presented. The weighted average number of common shares outstanding for basic earnings per share was 1,512,574 in 2001, 1,486,307 in 2000, and 1,448,657 in 1999. The weighted average number of common shares outstanding for diluted earnings per share was 1,531,082 in 2001, 1,505,932 in 2000, and 1,466,370 in 1999.

In 2001, we issued a five-percent common stock dividend. We issued a three-percent common stock dividend in 2000 and a two for one stock split in 1999. Net income per share amounts have been restated to reflect the stock split and stock dividends.

New Accounting Pronouncements On July 20, 2001, the Financial Accounting Standards Board (the "FASB") issued Statement of Financial Accounting Standards (SFAS) No. 141, *Business Combinations*, and No. 142, *Goodwill and Other Intangible Assets.* SFAS Nos. 141 and 142 will change the accounting for business combinations and goodwill in two significant ways. First, SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. Use of the pooling-of-interests method is prohibited.

Second, SFAS No. 142 changes the accounting for goodwill from an amortization method to an impairment-only approach. Upon adoption of SFAS No. 142, we would cease amortization of any goodwill recorded in past business transactions.

If necessary, the implied fair value of the goodwill will be compared to the carrying value to determine if an allowance is necessary. The provisions of SFAS No. 142 are effective for fiscal years beginning after December 15, 2001. The application of this statement is not expected to have a material impact on our financial statements.

In June 2001, the FASB issued SFAS No. 143, *Accounting for Asset Retirement Obligations,* and in July 2001, the FASB issued SFAS No. 144, *Accounting for Impairment or Disposal of Long-Lived Assets.*

SFAS 143 requires that obligations associated with the retirement of tangible long-lived assets be recorded as a liability when those obligations are incurred, with the amount of liability initially measured at fair value. SFAS 143 will be effective for financial statements beginning after June 15, 2002, though early adoption is encouraged. The application of this statement is not expected to have a material impact on our financial statements.

SFAS 144 supersedes SFAS 121, *Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of.* SFAS 144 applies to all long-lived assets including discontinued operations, and amends Accounting Principle Board of Opinion No. 30, *Reporting the Effect of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions.* SFAS 144 requires that long-lived assets that are to be disposed of by sale be measured at the lower of book or fair value less cost to sell. SFAS 144 is effective for financial statements issued for fiscal years beginning after December 15, 2001, and its provisions are generally expected to be applied prospectively. The application of this statement is not expected to have a material impact on our financial statements.

NOTE 2. INVESTMENT SECURITIES

The amortized cost, gross unrealized gains and losses, and estimated fair value of investment securities are as follows:

December 31, 2001

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
United States Government				
Agency Obligations	$ 8,500,000	$ 132,354	$ 22,167	$ 8,610,187
Mortgage-Backed Securities	20,065,832	299,826	128,972	20,236,686
Municipal Securities	15,386,112	50,641	240,689	15,196,064
Corporate Bonds	2,262,562	47,407	-	2,309,969
Federal Home Loan Bank				
Stock-Restricted	1,587,700	-	-	1,587,700
Marketable Equity Securities-				
Mutual Funds	1,895,020	9,338	90,396	1,813,962
Totals	$49,697,226	$ 539,566	$ 482,224	$49,754,568

December 31, 2000

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
United States Government				
Agency Obligations	$ 5,486,888	$ 62,246	$ 117,162	$ 5,431,972
Mortgage-Backed Securities	13,902,204	-	9,753	13,892,451
Municipal Securities	9,895,658	25,546	76,084	9,845,120
Corporate Bonds	3,773,491	133	26,248	3,747,376
Federal Home Loan Bank				
Stock-Restricted	1,523,700	-	-	1,523,700
Marketable Equity Securities-				
Mutual Funds	1,895,020	-	93,843	1,801,177
Totals	$36,476,961	$ 87,925	$ 323,090	$36,241,796

The amortized cost and estimated fair value of investment securities at December 31, 2001, by contractual maturity for debt securities and expected maturities for mortgage-backed securities, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to prepay the obligations:

	Amortized Cost	Estimated Fair Value	Net Unrealized Gains (Losses)
Due in One Year or Less	$ 5,010,112	$ 4,933,058	$ (77,054)
Due after One Year through Five Years	6,304,566	6,388,253	83,687
Due after Five Years through Ten Years	13,133,571	13,243,768	110,197
Due after Ten Years	25,248,977	25,189,489	(59,488)
Totals	$49,697,226	$49,754,568	$ 57,342

Investment securities with an aggregate book value of approximately $23,994,000 and $23,451,000 at December 31, 2001 and 2000, respectively, were pledged to secure public deposits and for other purposes.

For the years ended December 31, 2001, 2000 and 1999, proceeds from sales of securities available for sale amounted to $1,005,000, $10,659,445, and $8,645,545, respectively. Gross realized gains amounted to $17,874, $61,264, and $148,421, respectively. Gross realized losses amounted to $-0-, $34,737, and $413, respectively. The tax provision applicable to these net realized gains amounted to $7,000, $10,000, and $56,000, respectively.

NOTE 3. NET LOANS

A summary of loans outstanding by major classification follows:

	December 31, 2001	December 31, 2000
Real Estate	$ 78,731,792	$ 84,147,624
Commercial and Industrial (Non-Real Estate)	22,186,698	20,205,012
Installment Loans to Individuals for Household, Family and Other Personal Expenditures	9,902,996	10,204,525
All Other Loans	3,541,989	1,908,704
	114,363,475	116,465,865
Unearned Discounts	(3,604)	(3,907)
	114,359,871	116,461,958
Allowance for Loan Losses	(1,244,657)	(948,395)
	$ 113,115,214	$ 115,513,563

The change in the allowance for loan losses is summarized as follows:

	2001	2000	1999
Balance, Beginning of Year	$ 948,395	$ 784,373	$ 691,969
Provision Charged to Income	355,000	200,000	120,000
Recoveries on Loans	22,130	9,791	33,968
Loans Charged Off	(80,868)	(45,769)	(61,564)
Balance, end of year	$ 1,244,657	$ 948,395	$ 784,373

At December 31, 2001 and 2000, non-accrual loans totaled approximately $346,000 and $599,000, respectively. The total amount of interest earned on non-accrual loans was approximately $38,000 in 2001, $32,000 in 2000, and $20,000 in 1999. The gross interest income that would have been recorded under the original terms of the non-accrual loans amounted to approximately $24,000 in 2001, $22,000 in 2000, and $24,000 in 1999. As of December 31, 2001 and 2000, we had no impaired loans.

NOTE 4. PREMISES AND EQUIPMENT

Premises and equipment are summarized as follows:

	December 31, 2001	December 31, 2000
Land	$ 264,720	$ 264,720
Buildings and Improvements	3,558,199	3,544,303
Equipment	804,078	758,917
Furniture and Fixtures	606,428	543,013
Electronic Data Processing	2,173,014	1,665,362
	7,406,439	6,776,315
Less Accumulated Depreciation	(2,788,503)	(2,329,099)
	$ 4,617,936	$ 4,447,216

Depreciation expense charged to operations was $459,405, $378,224, and $369,021 for 2001, 2000 and 1999, respectively.

NOTE 5. OTHER ASSETS

Other assets at December 31 consist of the following:

	2001	2000
Prepaid Expenses	$ 223,443	$ 226,400
Bank Owned Life Insurance	2,635,172	2,737,983
Deferred Income Tax Asset	357,500	349,000
Other	1,767	3,002
	$ 3,217,882	$ 3,316,385

NOTE 6. TIME DEPOSITS GREATER THAN OR EQUAL TO $100,000

At December 31, 2001 and 2000, time deposits of $100,000 or more totaled approximately $22,590,000 and $27,880,000, respectively. Interest expense on these deposits was approximately $1,288,000, $1,496,000, and $895,000 in 2001, 2000 and 1999, respectively.

Contractual maturities of time deposits are summarized as follows:

	December 31, 2001	December 31, 2000
12 Months or Less	$ 50,746,507	$ 56,758,920
1-3 Years	6,303,299	1,351,506
	$ 57,049,806	$ 58,110,426

NOTE 7. NOTES PAYABLE TO FEDERAL HOME LOAN BANK

At December 31, 2001 and 2000, we had notes payable totaling $31,614,607 and $23,290,463, respectively, to the Federal Home Loan Bank (FHLB). At December 31, 2001, $3,000,000 of these notes bear variable interest at 5.33 percent. At December 31, 2000, $13,500,000 of these notes had variable interest at rates ranging from 6.35 to 6.8 percent. The remaining $28,614,607 and $9,790,463, at December 31, 2001 and 2000, respectively, bear interest at fixed rates ranging from 2.15 to 6.67 percent at December 31, 2001, and at fixed rates ranging from 4.97 to 6.67 percent at December 31, 2000. We have pledged as collateral our FHLB stock and have entered into a blanket collateral agreement whereby we will maintain, free of other encumbrances, qualifying mortgages with a book value of at least 135 percent of total advances.

Minimum required payments of principal at December 31, 2001, are as follows:

2002	$ 2,000,000
2003	3,000,000
2005 and therafter	26,614,607
	$ 31,614,607

NOTE 8. UNUSED LINES OF CREDIT

We have an unused short-term line of credit to purchase federal funds from correspondent banks totaling $6.5 million. We also have an unused reverse repurchase line from a correspondent bank totaling $1,000,000.

We also have the ability to borrow an additional $13 million from the Federal Home Loan Bank. The borrowings are available by pledging collateral and purchasing additional stock in the Federal Home Loan Bank.

NOTE 9. FINANCIAL INSTRUMENTS AND COMMITMENTS WITH OFF-BALANCE SHEET RISK

In the normal course of our business, we are a party to financial instruments with off-balance sheet risk. These financial instruments include commitments to extend credit and standby letters of credit. Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the accompanying balance sheets. The contract amounts of those instruments reflect the extent of involvement we have in particular classes of financial instruments. We use the same credit policies in making commitments as for making loans. Commitments to extend credit in the future represent financial instruments involving credit risk. The amount of such commitments and standby letters of credit at December 31, 2001, were approximately $20,100,000.

Commitments to extend credit are agreements to lend as long as there is no violation of the conditions established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. We evaluate each customer's creditworthiness on a case-by-case basis. The amount of collateral, if any, obtained upon extension of credit is based on our credit evaluation.

We are a party to litigation and claims arising in the normal course of business. After consultation with legal counsel, we believe that the liabilities, if any, arising from such litigation and claims will not be material to our financial position.

NOTE 10. STOCKHOLDERS' EQUITY

We have 1,000,000 authorized but unissued shares of preferred stock (par value $5). Should we ever issue preferred stock, the designation of terms, conditions and amounts will be set by our directors.

In July 2001, we declared a five-percent stock dividend. In June 2000, we declared a three-percent stock dividend and in June 1999, we declared a two for one stock split. Information relative to previous stock option plans and earnings per share have been restated for the effects of the stock split and stock dividends.

Under the Greer Bancshares Incorporated and Subsidiary employee Incentive Stock Option Plan, options for up to 120,000 shares of common stock can be granted to employees designated by the Board of Directors. The form, price, conditions and number of shares under option are determined by the Board. Plan limitations are: (1) that no option can be exercised before one year, or after ten years from the date that the option is granted, and (2) that the option price will be greater than or equal to the fair market value of the common stock at the date of the grant.

In 1997, our directors adopted a Directors Stock Option Plan. Beginning with the adjournment of the 1997 annual meeting of shareholders and at the adjournment of the annual meetings for each of the succeeding nine years in which the return on average equity for the fiscal year preceding the annual meeting is greater than or equal to twelve percent, each director shall be granted an option to purchase 1,000 shares of our common stock at fair market value on the grant date. Each option becomes exercisable on the date six months and one day following the grant date. No director may receive grants of options in excess of 10,000 shares. The maximum number of shares for which options may be granted is 90,000.

We apply Accounting Principles Board (APB) Opinion 25 and related interpretations in accounting for the plans. Accordingly, no compensation cost has been charged to operations. Had compensation cost for the Plan been determined based on the fair value at the grant dates for awards under the plans consistent with the accounting method available under SFAS No. 123, *Accounting for Stock-Based Compensation*, our net income per share and our net income would have been reduced to the proforma amounts indicated below:

	2001	2000	1999
Net Income:			
As Reported	$ 2,125,861	$ 1,752,803	$ 1,622,323
Proforma	2,077,075	1,718,282	1,583,879
Basic Net Income per Share of Common Stock:			
As Reported	$ 1.41	$ 1.18	$ 1.12
Proforma	1.37	1.16	1.09
Diluted Net Income per Share of Common Stock:			
As Reported	$ 1.39	$ 1.16	$ 1.11
Proforma	1.36	1.14	1.08

The fair value of each option grant is estimated on the date of grant using the Black - Scholes option pricing model with the following weighted average assumptions for grants in 2001: $.35 per share dividend yield, expected volatility of 12.5 percent, risk-free interest rate of 5.00 percent and expected lives of seven years. The following were the weighted average assumptions for grants in 2000: $0.35 per share dividend yield, expected volatility of 12.5 percent, risk-free interest rate of 5.35 percent, and respective lives of seven years. The following were the weighted average assumptions for grants in 1999: $0.60 per share dividend yield, expected volatility of 12.5 percent, risk-free interest rate of 5.25 percent, and respective lives of 10 years.

A summary of the status of the plans as of December 31, 2001 and 2000, and changes during the years ending on those dates is presented below (all per share amounts have been adjusted for stock dividends):

	2001 Shares	2001 Weighted Average Exercise Price	2000 Shares	2000 Weighted Average Exercise Price
Outstanding at Beginning of Year	47,805	$ 15.05	50,679	$ 13.44
Granted	9,000	25.65	9,500	23.96
Exercised	(5,623)	15.78	(12,374)	15.30
Forfeited or Expired	(1,400)	15.52	-	
Outstanding at End of Year	49,782	$ 16.98	47,805	$ 15.05
Options Exercisable at Year-End	30,134	$ 18.85	21,736	$ 16.98
Shares Available for Grant	108,350		115,950	
Weighted Average Fair Value of Options Granted During the Year		$ 6.00		$ 6.17

The following table summarizes information at December 31, 2001:

Options Outstanding				Options Exercisable	
Range of Exercise Price	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$5.34-6.13	3,900	2 years	$ 5.78	1,902	$ 5.58
$9.98-10.51	10,425	5 years	10.36	5,025	10.19
$14.00-14.74	13,107	6 years	14.57	4,707	14.27
$19.35	5,850	7 years	19.35	4,250	19.35
$23.96-25.65	16,500	8 years	24.88	14,250	25.03
	49,782			30,134	

NOTE 11. INCOME TAXES

The components of the provision for income taxes are as follows:

	2001	2000	1999
Current Income Tax Expense:			
State	$ 98,650	$ 80,515	$ 73,195
Federal	863,400	666,100	519,500
	962,050	746,615	592,695
Deferred Income Tax Benefit	(120,700)	(68,000)	(49,689)
Provision for Income Taxes	$ 841,350	$ 678,615	$ 543,006

The provision for income taxes differs from the amout of income tax computed at the federal statutory rate due to the following:

	2001			2000			1999		
		Amount	Percent of Income Before Tax		Amount	Percent of Income Before Tax		Amount	Percent of Income Before Tax
Income Before Income Taxes	$	2,967,211		$	2,431,418		$	2,165,329	
Tax at Statutory Rate	$	1,009,000	34.0%	$	827,000	34.0%	$	736,000	34.0%
Tax Effect of:									
Federally Tax Exempt Interest Income		(202,000)	(6.8)		(187,000)	(7.7)		(252,000)	(11.6)
State Taxes, Net of Federal Benefit		65,000	2.2		53,000	2.2		48,000	2.2
Other-Net		(30,650)	(1.0)		(14,385)	(.6)		11,006	.5
Income Tax Provision	$	841,350	28.4%	$	678,615	27.9%	$	543,006	25.1%

Deferred tax assets are included in other assets and consist of the following:

		December 31, 2001		December 31, 2000
Deferred Tax Assets:				
Bad Debts	$	423,000	$	322,000
Unrealized Holding Losses on Investment Securities		-		90,000
Other, Net		184,000		135,000
		607,000		547,000
Deferred Tax Liabilities:				
Unrealized Holding Gains on Investment Securities		22,000		-
Depreciation		97,000		100,000
		488,000		447,000
Less Valuation Allowance		(130,500)		(98,000)
Net Deferred Tax Asset	$	357,500	$	349,000

NOTE 12. EMPLOYEE BENEFIT PLAN

We have a 401(k) Profit Sharing Plan for the benefit of our employees. Subject to annual approval by the Board of Directors, we match employee contributions of up to 4% of compensation in accordance with plan guidelines. Contributions of $64,777, $58,583, and $42,456 were charged to operations during 2001, 2000 and 1999, respectively.

NOTE 13. OTHER OPERATING INCOME

Other operating income for the years ending December 31 consist of the following:

		2001		2000		1999
Income from Financial Management Services	$	177,456	$	161,837	$	108,859
Earnings on Life Insurance Policies		240,695		111,462		64,957
Credit Card Income		241,425		203,486		173,476
Safe Deposit Box Rental		20,253		16,498		17,310
Other Service Charges		86,357		72,847		77,317
	$	766,186	$	566,130	$	441,919

NOTE 14. TRANSACTIONS WITH DIRECTORS AND EXECUTIVE OFFICERS

Our directors and executive officers are customers of and had transactions with the Bank in the ordinary course of business. Included in such transactions are outstanding loans and commitments, all of which were made on comparable terms, including interest rate and collateral, as those prevailing at the time for our other customers and did not involve more than normal risk of collectibility or present other unfavorable features. The aggregate dollar balance outstanding on these loans was approximately $3,029,000 and $3,319,000 at December 31, 2001 and 2000, respectively. During 2001, approximately $206,000 of net loans and advances on lines of credit were made and repayments totaled approximately $496,000. In addition to the balance outstanding, directors and executive officers had available unused lines of credit totaling approximately $875,000 and $868,000 at December 31, 2001 and 2000, respectively.

Effective January 1, 1996, our directors adopted an unfunded Deferred Compensation Plan. Electing directors may annually defer directors' fees, which are then eligible for various future payment plans as chosen by the director. Deferred amounts earn interest varying from 7% to 12%. Deferral, including interest, under the Plan during 2001, 2000 and 1999, totaled approximately $68,100, $63,200, and $46,400, respectively.

NOTE 15. REGULATORY MATTERS

Our ability to pay cash dividends from the Bank is restricted by state banking regulations to the amount of our retained earnings. At December 31, 2001, the Bank's retained earnings were approximately $4,727,000.

We are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on our financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, we must meet specific capital guidelines that involve quantitative measures of our assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. Our capital amounts and classification are also subject to qualitative judgements by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require us to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital to risk-weighted assets, and of Tier I capital to average assets. Management believes, as of December 31, 2001, that we meet all capital adequacy requirements to which we are subject.

As of December 31, 2001, the most recent notification from the Federal Deposit Insurance Corporation categorized us as well capitalized under the regulatory framework for prompt corrective action. There are not conditions or events since that notification that management believes have changed our category. Our actual capital amounts (in thousands) and ratios and minimum regulatory amounts (in thousands) and ratios are presented as follows:

	Actual		For Capital Adequacy Purposes Minimum		To Be Well Capitalized Under Prompt Corrective Action Provisions Minimum	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2001						
Total Risk-Based Capital (to Risk-Weighted Assets)	$ 16,741	13.6%	$ 9,837	8.0%	$ 12,297	10.0%
Tier 1 Capital (to Risk-Weighted Assets)	$ 15,496	12.6%	$ 4,919	4.0%	$ 7,378	6.0%
Tier 1 Capital (to Average Assets)	$ 15,496	8.7%	$ 7,164	4.0%	$ 8,955	5.0%
As of December 31, 2000						
Total Risk-Based Capital (to Risk-Weighted Assets)	$ 14,223	12.0%	$ 9,499	8.0%	$ 11,874	10.0%
Tier 1 Capital (to Risk-Weighted Assets)	$ 13,274	11.2%	$ 4,750	4.0%	$ 7,124	6.0%
Tier 1 Capital (to Average Assets)	$ 13,274	8.2%	$ 6,504	4.0%	$ 8,130	5.0%

We are required by the Federal Reserve Bank to maintain average cash reserve balances at the Federal Reserve Bank and in working funds based upon a percentage of deposits. The required amounts of these reserve balances for the years ended December 31, 2001 and 2000, were approximately $1,052,000 and $1,068,000, respectively.

NOTE 16. FAIR VALUE OF FINANCIAL INSTRUMENTS

SFAS No. 107, *Disclosures About Fair Value of Financial Instruments*, requires disclosure of fair value information, whether or not recognized in the balance sheet, when it is practicable to estimate the fair value. SFAS 107 defines a financial instrument as cash, evidence of an ownership interest in an entity, or contractual obligations that require the exchange of cash or other financial instruments. Certain items are specifically excluded from the disclosure requirements, including our common stock, premises and equipment, real estate held for sale, and other assets and liabilities. The following methods and assumptions were used by us in estimating fair values of financial instruments:

- Fair value approximates carrying amount for cash and due from banks due to the short-term nature of the instruments.

- Investment securities are valued using quoted fair market prices.

- Fair value for variable rate loans that re-price frequently and for loans that mature in less than one year is based on the carrying amount. Fair value for mortgage loans, personal loans and all other loans (primarily commercial) is based on the discounted present value of the estimated future cash flows. Discount rates used in these computations approximate the rates currently offered for similar loans of comparable terms and credit quality.

- Fair value for demand deposit accounts and interest-bearing accounts with no fixed maturity date is equal to the carrying amount. Certificate of deposit accounts maturing within one year are valued at their carrying amount. Certificate of deposit accounts maturing after one year are estimated by discounting cash flows from expected maturities using current interest rates on similar instruments.

- Fair value for variable rate long-term debt that re-prices frequently is based on the carrying amount. Fair value for our off-balance sheet financial instruments is based on the discounted present value of the estimated future cash flows. Discount rates used in these computations approximate rates currently offered for similar loans of comparable terms and credit quality.

We have used our best estimate of fair value based on the above assumptions. Thus, the fair values presented may not be the amounts that could be realized in an immediate sale or settlement of the instrument. In addition, any income taxes or other expenses that would be incurred in an actual sale or settlement are not taken into consideration in the fair values presented.

The estimated fair values of our financial instruments are as follows:

	December 31, 2001		December 31, 2000	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial Assets				
Cash and Due from Banks	$ 7,420,621	$ 7,420,621	$ 4,772,911	$ 4,772,911
Federal Funds Sold	150,000	150,000	130,000	130,000
Investment Securities	49,754,568	49,754,568	36,241,796	36,241,796
Loans	113,115,214	113,578,000	115,513,563	114,093,000
Financial Liabilities				
Deposits	131,171,227	131,682,000	127,013,625	126,943,000
Notes Payable to Federal Home Loan Bank	31,614,607	31,471,000	23,290,463	23,565,000
Federal funds purchased	-	-	900,000	900,000
Financial Instruments with Off-Balance Sheet Risk				
Commitments to Extend Credit	19,853,000	19,853,000	19,466,000	19,466,000
Standby Letters of Credit	247,000	247,000	308,000	308,000

CORPORATE OFFICES

Greer State Bank
1111 West Poinsett Street
P.O. Box 1029
Greer, South Carolina 29652
864-877-2000

BRANCH LOCATIONS

North Main Street Office
601 North Main Street
Greer, South Carolina 29650
864-848-5103

Pleasant Grove Office
871 South Buncombe Road
Greer, South Carolina 29650
864-848-2563

COMPANY WEBSITE

www.greerstatebank.com

INDEPENDENT AUDITORS

Crisp Hughes Evans, LLP
Asheville, North Carolina

STOCK TRANSFER AGENT AND REGISTRAR

Request for stock transfers, address changes, or corrections should be sent in writing to:

Shareholder Relations
Greer State Bank
P.O. Box 1029
Greer, SC 29652-1029

FORM 10 AND OTHER INFORMATION

The approximate number of record shareholders as of December 31, 2001 was 738. Copies of Greer Bancshares Incorporated's Annual Report/Registration Statement to the United States Securities and Exchange Commission, Form 10, and other information may be obtained by submitting a written request to:

Mr. J. Richard Medlock, Jr.
Senior Vice President & Chief Financial Officer
Greer State Bank
P.O. Box 1029
Greer, South Carolina 29652-1029

Member FDIC



BRANCH LOCATIONS
North Main Street Office
801 N. Main St
Greer, SC 29650
864.848.5103

Pleasant Grove Office
871 S. Buncombe Rd
Greer, SC 29650
864.848.2563

Managing Change, Maintaining Focus and Planning for the Future.

corporate offices

GREER BANCSHARES INCORPORATED
1111 West Poinsett Street / PO Box 1029
Greer, SC 29652 / 864.877.2000